SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 10, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)



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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



  Form 20-F      X               Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


     Yes                            No          X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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                     CNOOC Ltd Made A New Discovery LD6-2


(Hong Kong, July 10, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that its wildcat Luda (LD) 6-2-1 drilled independently in Bohai Bay hit a new discovery LD 6-2.

LD 6-2-1 is located in the Liaodong Bay, with a water depth of about 30 meters. The well was drilled to a total depth of 2,395 meters.

The well was tested to flow about 620 barrels of oil and 240,000 cubic feet of gas per day via 7.14mm choke during the drill stem test.

Mr. Zhu Weilin, Vice President of the Company and General Manager of the Exploration Department commented, "We're optimistic about our exploration in Bohai Bay in 2006. Several new discoveries have been made up to now, including LD 6-2, BZ29-4 and BZ28-2S. These new discoveries will further enlarge our reserve base in Bohai Bay."


                                     -End-

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Victor Zhikai Gao
                                                   ----------------------------
                                                   Name: Victor Zhikai Gao
                                                   Title:  Company Secretary


Dated: July 10, 2006